ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 21, 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
21 September 2009 (ASX: Announcement & Media Release – Senegal Activity Update)

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 September 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

SENEGAL ACTIVITY UPDATE

Update in respect of Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore Blocks ("Licences") in Senegal, West Africa.

CSEM SURVEY RESULTS

Following the completion of a CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area, Shell has provided a General Summary of the results. The study focused only on the three deepwater fan systems and not all prospects within the Licence Area. Whilst resistive EM anomalies were identified within the Survey Area, these did not correlate in the case of the Northern and Central fans and in the case of the Southern and most prospective fan the anomaly was seen but is complex and therefore inconclusive.


Legend
Old Boundary
New Boundary
CSEM Area
N
2000
1000
Q1 2007
Zone of interest for slope fan attribute analysis
0
12.5
25
50
Kilometers
Water Depth: m

A number of factors influence the findings including the presence of highly resistive carbonates and the lack of nearby well control for calibration purposes. CSEM is not a definitive exploration tool in many cases. FAR is currently reviewing the Study and may undertake further work involving independent contractors specialising in the field of CSEM.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

DATA ACCESS

FAR retains rights to the raw CSEM data, the processed data and interpreted report. FAR retains full authority to use the technical report and CSEM data for all purposes including the purpose of seeking an alternative farmin partner.

PAYMENT RECEIVED UNDER SHELL AGREEMENT

FAR confirms that payment of US$3.0million has now been received under the Shell Agreement with a further US$500,000 due shortly.

LICENCE STATUS

FAR has lodged an application with the Senegalese Minister for Energy and Biofuels for a one year extension to the current term which expires on 22 November 2009. The application has the full support of Petrosen, the National Oil Company. FAR retains its 90 percent interest in the Licences and Petrosen holds the remaining 10 percent.


10 km
3D outline
North channel complex
Lower Cretaceous carbonate shelf margin structural closures
Closure At top Aptian
Mid channel complex
Santonian upper slope Stacked fans exhibiting High amplitudes
Albian Subcrop closure
South channel complex
Water depth meters

FARMOUT DISCUSSIONS

FAR has commenced discussions with other potential farmin partners now that restrictions under the Shell Agreement have been lifted. FAR has received a number of unsolicited approaches and these are in the process of being followed up. As was the case in the previous farmout round this process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process FAR will not make any public release until such time as a binding agreement, if any, has been reached.

TECHNICAL PRESENTATIONS

FAR has accepted an invitation to deliver a paper at the 2010 AAPG Meeting in New Orleans on Evolving Plays within the Senegal portion of the Central Atlantic Margin. The paper will be delivered by Dr Igor Effimoff representing FAR and Louise Martin from Hunt Oil.

BACKGROUND TO DEEPWATER PROGRAMME OFFSHORE SENEGAL

The Licence in respect of Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore, was issued in July 2004. FAR farmed into the Licence area in January 2006 by contributing to a 2,050 square kilometre 3D seismic programme.

Early 2009, FAR concluded an Agreement with Shell to conduct a CSEM Data Acquisition and Geophysical Evaluation Programme, increased its interest in the Licences to 90 percent and assumed operatorship. The CSEM acquisition was completed on 26 May 2009 and was followed by processing and evaluation performed by Shell.

Following Shell's decision not to proceed with a drilling option, FAR lodged an application for an extension of the current exploration period during September 2009 and recommenced farmout marketing with the object of securing a new partner.

Senegal Exploration Summary

- Deep water play with significant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.
- The offshore Licenses cover an area of 7,491 sq km over the shelf, slope and basin floor, with potential multiple untested plays in a proven hydrocarbon system.
- A 2050 sq km 3D acquired during 2007 highlighted multiple Santonian age fan systems with stacked amplitude anomalies, and a very large Albian to Neocomian shelf edge closure adjacent to a Turonian oil source rock kitchen.
- Excellent fiscal terms by world standards.
- FAR (Operator) is partner with Petrosen (National Oil Company).
- The northwest African margin remains relatively under-explored

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. The country is considered one of Africa's most politically and economically stable countries, and hosts some of the best transportation, telecommunications and communications infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960, and enjoys free and fair elections.

Commenting on the announcement, FAR's Executive Chairman Michael Evans said:

"Our ability to attract partners and the potential of the Licence Area has already been demonstrated by our introduction of Shell to Senegal. We have now commenced dialogue with other interested parties with the objective of securing drilling partners. Our strong balance sheet, large interest in the Licences (90 percent) and Operator status afford FAR considerable leverage and room to negotiate favourable terms.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au